Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST TO RELEASE RESULTS OF STRANGE LAKE PRE-FEASIBILITY STUDY ON OCTOBER 23, 2013

Toronto, October 17, 2013 – Quest Rare Minerals Ltd. (TSX; NYSE MKT: QRM) will issue a press release announcing the results of its pre-feasibility study (PFS) for the Strange Lake B-Zone deposit development before the opening of the markets on Wednesday, October 23, 2013.

Following the release, Quest will hold an analyst conference call at 10 a.m. (EDT) on October 24, 2013, to be hosted by Quest’s management team. Quest cordially invites all interested parties to participate in the call.

Conference call details:

Date: Thursday, October 24, 2013

Time: 10:00 a.m. ET

Participant dial-in number(s): 416-340-2216 Toronto and International / 866-226-1792 North American Toll Free

A live webcast of the call can be accessed through Quest’s website at www.questrareminerals.com. An archive of the webcast will be available after the call.

If you are unable to participate in the conference call, a replay will be available by dialing 905-694-9451 Toronto and International / 800-408-3053 North American Toll Free and entering passcode 7837375. The replay will be available until October 31, 2013 at 10:00 a.m. An audio recording will be available on the Company’s website within 24 hours of the completion of the call.

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest, or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 25, 2013, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2012, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com